SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2014

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Electricity Sales Report

		Electricity Sold (In gigawatt hours)			Revenue from the Sale of Electricity (In billions of Won)
Period	Demand by Type of Usage	2013	2014	Year on Year Change(%)	2013	2014	Year on Year Change(%)
For November	Residential	5,243	5,306	1.2	628	646	3.0
	Commercial	7,528	7,630	1.3	954	995	4.3
	Educational	596	572	-4.1	73	66	-10.6
	Industrial	22,334	22,321	-0.1	2,499	2,550	2.1
	Agricultural	1,317	1,442	9.5	56	63	12.4
	Street-lighting	291	302	3.7	29	32	9.5
	Overnight Power	1,224	1,171	-4.4	75	75	0.4

	Total	38,533	38,744	0.5	4,314	4,427	2.6

From January To November	Residential	60,347	58,881	-2.4	7,666	7,357	-4.0
	Commercial	93,408	91,678	-1.9	11,282	11,838	4.9
	Educational	7,149	6,591	-7.8	830	756	-9.0
	Industrial	242,125	248,977	2.8	24,065	26,381	9.6
	Agricultural	12,603	13,150	4.3	571	621	8.7
	Street-lighting	2,854	2,907	1.9	308	333	8.1
	Overnight Power	14,470	12,769	-11.8	897	844	-5.9

	Total	432,956	434,953	0.5	45,619	48,130	5.5

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The estimated sales figures presented above, which include but are not limited to electricity sold and revenues received therefrom (the “Estimates”) of Korea Electric Power Corporation (“KEPCO”), have been prepared for convenience only based on the preliminary internal estimates of KEPCO as of the relevant meter reading periods and do not include (i) electricity sold and revenues received from pumped storage units and (ii) the fuel cost pass-through adjustment amounts. These figures have neither been audited nor reviewed by KEPCO’s current independent accountants, KPMG Samjong Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: December 29, 2014